LIBERTY STAR URANIUM & METALS CORP.
5610 E. Sutler Lane
Tucson, Arizona 85712, USA

August 5, 2015

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs:

Re:	Liberty Star Uranium & Metals Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-205487

In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 1:00 p.m. (Eastern time), Wednesday, August 5, 2015 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

  The Company acknowledges that

  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

LIBERTY STAR URANIUM & METALS
CORP.

/s/ James A. Briscoe
James A. Briscoe
President and Chief Executive Officer